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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                     THE PNC FINANCIAL SERVICES GROUP, INC.
             (Exact name of registrant as specified in its charter)



        Pennsylvania                                      25-1435979
  (State of incorporation)                    (IRS Employer Identification No.)



                                  One PNC Plaza
                                249 Fifth Avenue
                       Pittsburgh, Pennsylvania 15222-2707
          (Address of principal executive offices, including zip code)



 If this form relates to the               If this form relates to the
 registration of a class of securities     registration of a class of securities
 pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
 Exchange Act and is effective             Exchange Act and is effective
 pursuant to General Instruction           pursuant to General Instruction
 A.(c), please check the following         A.(d), please check the following
 box.  [X]                                 box.  [  ]


Securities to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class                         Name of Each Exchange on Which
   to be so Registered                         Each Class is to be Registered
   -------------------                         ------------------------------

   Series G Junior Participating
   Preferred Share Purchase Rights             New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None






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Item 1.  Description of Securities to be Registered.

                  On May 15, 2000, the Board of Directors of The PNC Financial Services Group, Inc., a Pennsylvania corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $5.00 per share. The dividend is payable on May 25, 2000 to the common shareholders of record on May 25, 2000.

                  Our Board has adopted the Rights Agreement providing for the issuance of the Rights in order to protect shareholders from coercive or otherwise unfair tactics to acquire control of the Company. In general terms, the Rights Plan works by imposing a significant penalty upon any person or group that acquires 10% or more of our outstanding common stock without the approval of our Board. The Rights Agreement would not interfere with any merger or other business combination approved by our Board.

                  We provide the following summary description for those interested in the basic features of the Rights Agreement as made between our Company and The Chase Manhattan Bank, as the Rights Agent, on May 15, 2000. This description is only a summary, is not complete, and should be read together with the entire Rights Agreement, which is incorporated herein by reference and has been filed as an Exhibit to this Form 8-A.

                  The Rights. Our Board authorized the issuance of a Right with respect to each share of common stock issued and outstanding on May 25, 2000. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by the certificates that represent shares of our common stock. New Rights will automatically accompany any new shares of common stock we issue after May 25, 2000 until the Distribution Date described below. For example, holders of our convertible preferred stock, convertible debentures and stock options will receive the Rights when they convert or exercise.

                  Exercise Price. Once the Rights become exercisable, each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series G Junior Participating Preferred Stock ("Preferred Share") for $180. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of our common stock. Prior to exercise, the Rights do not give their holders any dividend, voting, or liquidation rights. The Rights also have certain "Flip-In" and "Flip-Over" features that do not become exercisable until a person or group becomes an "Acquiring Person" by obtaining beneficial ownership of 10% or more of our outstanding common stock. The Flip-In and Flip-Over features are described below.

                  Exercisability. The Rights are not exercisable immediately. The Rights only become exercisable:

                  o 10 days after the public announcement that a person or group has become an Acquiring Person or, if earlier,

                  o 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.
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                  We refer to the date when the Rights become exercisable as the
"Distribution Date." Until that date, the common stock certificates that represent shares of common stock will also evidence the Rights, and any transfer of shares of our common stock will also constitute a transfer of Rights. After that date, the Rights would separate from the common stock and be evidenced by Rights certificates that we would mail to all eligible holders of common stock. Any Rights held by an Acquiring Person would be void and could not be exercised.

                  Consequences of a Person or Group Becoming an Acquiring Person. Once a person or group becomes an Acquiring Person, the Rights have certain "Flip-In" and "Flip-Over" features:

                  o Flip-In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $180 per Right, purchase shares of our common stock (or equivalent preferred stock) with a market value of $360, based on the market price of the common stock prior to the acquisition.

                  o Flip-Over. If our Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $180 per Right, purchase shares of the acquiring corporation with a market value of $360, based on the market price of the acquiring corporation's stock prior to such merger.

                  Preferred Share Provisions. Each one one-thousandth of a Preferred Share, if issued:

                  o   will not be redeemable;

                  o will entitle holders to quarterly dividend payments of $0.0001, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

                  o will entitle holders upon liquidation either to receive $0.001, or an amount equal to the payment made on one share of common stock, whichever is greater;

                  o will have the same voting power as one share of common stock; and

                  o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a payment equal to the payment made on one share of common stock.

                  The value of one one-thousandth of a Preferred Share should approximate the value of one share of common stock.

                  Redemption. Our Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of


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Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

                  Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock (or equivalent preferred stock) for each Right, other than Rights held by the Acquiring Person.

                  Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or common stock. Adjustments to the purchase price of less than 1% will be deferred until the earlier of three years after the transaction requiring the adjustment or the date the right to exercise the Rights expires.

                  Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

                  Expiration. The Rights will expire on May 25, 2010.



Item 2.  Exhibits.

                  1. Rights Agreement, dated as of May 15, 2000, between The PNC Financial Services Group, Inc. and The Chase Manhattan Bank, as Rights Agent (correcting a typographical error in Exhibit 4.8 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).


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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2000

                                     THE PNC FINANCIAL SERVICES GROUP, INC.


                                      By: /s/ Thomas R. Moore
                                          ----------------------------------
                                          Name:     Thomas R. Moore
                                          Title:    Corporate Secretary